Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 7
DATED AUGUST 2, 2017
TO THE PROSPECTUS DATED APRIL 24, 2017
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 24, 2017, as previously supplemented by Supplement No. 6 dated July 18, 2017 (which superseded and replaced all prior supplements). Unless otherwise defined in this Supplement No. 7, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prospectus Updates

Description of Real Estate Assets

This discussion updates the section captioned “Description of Real Estate Assets,” which begins on page 139 of the prospectus.

On July 27, 2017, we, through IRESI Montgomery Mitylene, L.L.C., our indirect wholly-owned subsidiary (the “Mitylene Subsidiary”), acquired a fee simple interest in a 376,968 square foot apartment community known as the Verandas at Mitylene, located at 8850 Crosswind Circle, Montgomery, Alabama. The Mitylene Subsidiary purchased this property from Verandas at Mitylene, LLC, an unaffiliated third party, for $36.6 million, plus closing costs. The following table summarizes certain operating data with respect to the property (dollar amounts stated in millions, except for per unit amounts):

Property Name	Total Number of Units	Total Square Feet	Approx. Annualized Base Rent (1)(2)	Annualized Base Rent per Unit (1)(2)	Average Remaining Lease Term in Years (2)	Occupancy (2)
Verandas at Mitylene – Montgomery, AL	332	376,968	$3.3	$10,819	0.5	90.96%

(1) Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases.

(2) As of June 30, 2017.

We funded the purchase with the proceeds of a mortgage loan secured by the property, in an aggregate principal amount equal to approximately $21.9 million, and the remaining purchase price was funded with offering proceeds. The terms of the loan are discussed below under “— Financing Transactions.”

The property was constructed in 2007. As of June 30, 2017, no tenant occupied 10% or more of the rentable square footage of the property.

As of June 30, 2017, this property was 90.96% occupied, with approximately 302 residential units leased. The following table sets forth certain information with respect to the expiration of leases in place at the property as of June 30, 2017:

Year Ending December 31(1)	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(2)
2017	146	161,735	1,599,864	49%
2018	156	171,401	1,667,400	51%

(1) All of the current leases expire in either 2017 or 2018.

(2) This percentage assumes that expiring leases are not renewed in each subsequent year.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total units, and the average effective annual base rent per unit.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Base Rent Per Unit ($)
2012	93.37%	9,876
2013	93.67%	10,111
2014	93.98%	10,390
2015	90.36%	10,654
2016	89.46%	10,880

We believe that the property is suitable for its purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements in the foreseeable future. As of May 31, 2017, there were five and 10 competitive apartment complexes located within approximately three and five miles of the property, respectively (source: Environmental Systems Research Institute). As of May 31, 2017, within a five mile radius of the property the population was over 77,000 and the average household income within the same radius was over $84,000 per year (source: Environmental Systems Research Institute).

Real estate taxes assessed for the most recent fiscal year were approximately $227,000. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by an average tax rate of 3.65%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 30 years and furniture, fixtures, equipment and site improvements for three to 15 years.

Financing Transactions

Verandas at Mitylene. On July 27, 2017, we, through the Mitylene Subsidiary, entered into a loan with Berkadia Commercial Mortgage LLC for approximately $21.9 million. The loan is secured by a first mortgage on Verandas at Mitylene. The loan bears interest at a fixed rate equal to 3.88% per annum. The maturity date on the loan is August 1, 2027. The loan requires monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. We may prepay the loan in full, but not in part, at any time (1) from July 27, 2017 until but not including February 1, 2027 upon payment of a prepayment premium equal to the greater of (a) 1% of the principal amount prepaid and (b) the yield maintenance amount calculated in accordance with the loan documents; (2) from February 1, 2027 until April 30, 2027 upon payment of a prepayment premium equal to 1% of the principal amount prepaid; and (3) from and after May 1, 2027 with no prepayment premium. Provided no principal payments were made during the term of the loan, approximately $21.9 million would be due and payable at the maturity date.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents. The loan documents also contain various customary events of default. If an event of default occurs under the loan, the lender may declare the entire loan to be immediately due and payable and invoke the power of sale immediately or at any time after such event of default occurs. In the event of a default, the Mitylene Subsidiary will be required to pay a default interest rate equal to 4% per annum above the interest rate.

We have guaranteed the obligations or liabilities of the Mitylene Subsidiary to lender for (i) the repayment of a portion of the indebtedness equal to any loss or damage suffered by the lender as a result of, among other things, (a) the Mitylene Subsidiary’s failure to pay to the lender upon demand after an event of default all rents collected by the Mitylene Subsidiary to which the lender is entitled under the security instrument and the amount of all security deposits collected by the Mitylene Subsidiary from tenants then in residence, subject to certain exceptions, (b) the Mitylene Subsidiary’s failure to apply all insurance proceeds and condemnation proceeds as required under the loan documents, subject to certain exceptions, (c) any willful act of material waste of the property by the Mitylene Subsidiary and (d) certain transfers of property that do not comply with the requirements of the loan documents, (ii) the repayment of all of the indebtedness upon the occurrence of certain events of default, including, among other things, fraud or intentional written material misrepresentation by the Mitylene Subsidiary and the Mitylene Subsidiary’s voluntary filing for bankruptcy, (iii) all costs and expenses incurred by the lender in enforcing the guaranty, (iv) the full and prompt payment and performance of, and compliance with, the Mitylene Subsidiary’s obligations under the loan documents relating to environmental matters and certain indemnifications and (v) the full and prompt payment and performance of, and compliance with, the Mitylene Subsidiary’s obligations under the loan documents relating to property improvement alterations.

Plan of Distribution

The following information updates the section captioned “Plan of Distribution — Status of the Offering” on page 205 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of July 31, 2017.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
Class A Shares
From our sponsor in connection with our formation (4):	8,000	200,000	—	200,000

Class A Shares sold in the offering:	1,309,057	32,132,033	2,260,107	29,871,926

Class A Shares issued pursuant to our distribution reinvestment plan:	35,309	838,585	—	838,585

Shares purchased pursuant to our repurchase program	(2,695)	(58,204)	—	(58,204)

Total (Class A Shares):	1,349,671	33,112,414	2,260,107	30,852,307

Class T Shares
Class T Shares sold in the offering (5):	377,474	9,040,511	432,129	8,608,382

Class T Shares issued pursuant to our distribution reinvestment plan:	7,388	168,525	—	168,525

Total (Class T Shares):	384,862	9,209,036	432,129	8,776,907

Class T-3 Shares
Class T-3 Shares sold in the offering (5):	84,441	2,038,400	112,112	1,926,288

Class T-3 Shares issued pursuant to our distribution reinvestment plan:	283	6,457	—	6,457

Total (Class T-3 Shares):	84,724	2,044,857	112,112	1,932,745
Total (Class A, Class T, and Class T-3 Shares):	1,819,257	44,366,307	2,804,348	41,561,959

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding selling commissions and dealer manager fees, will not exceed 2.0% of the gross offering proceeds. To the extent that all other organization and offering expenses exceed the maximum expense cap, the excess expenses will be paid by our business manager. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.
(4)	In connection with our formation, we sold 8,000 shares of our common stock to our sponsor for an aggregate purchase price of $200,000. These 8,000 shares were subsequently converted into Class A Shares.
(5)	The Company pays a distribution and stockholder servicing fee, subject to certain limits, on the Class T and Class T-3 Shares sold in the primary offering in an annual amount equal to 1.0% of the per share purchase price of the applicable share (or, once reported, the per share estimated value of the applicable share), payable on a monthly basis. The distribution and stockholder servicing fees are ongoing fees that are not paid at the time of purchase, are not intended to be a principal use of offering proceeds and are not included in the above table.

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